SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX:  SA                                   SEPTEMBER 21, 2005


 PRELIMINARY ASSESSMENT COMPLETED FOR SEABRIDGE GOLD'S COURAGEOUS LAKE PROJECT

   BASE CASE ESTIMATES 8.5 YEAR MINE LIFE WITH AVERAGE ANNUAL GOLD PRODUCTION
       AT 545,000 OUNCES, AVERAGE CASH OPERATING COST AT US$279 PER OUNCE,
                  AND INITIAL CAPITAL COSTS OF US$630 MILLION

TORONTO, CANADA... Hatch Ltd. has completed its Preliminary Assessment Study for Seabridge Gold's 100% owned Courageous Lake project located in Canada's Northwest Territories. Although the study provides capital and operating cost estimates of the project to a pre-feasibility level, it incorporates inferred resources and is therefore categorized as a Preliminary Assessment. Hatch sub-contracted Roscoe Postle Associates Inc.("RPA") to provide the geologic and mining aspects and EBA Engineering Consultants Ltd. ("EBA") to provide environmental, geotechnical and tailings management information.

The independent consultants have concluded that given the resource size, location and grade, a year round, open-pit bulk mineable operation with on-site processing is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.0 million tonne per year throughput) resulting in a projected 8.5 year operation with average annual production of 545,000 ounces of gold at a life of mine average cash operating cost of US$279 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$630 million, including a contingency of US$96.4 million (18.1%). The total cost per ounce of production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$423. The intended level of accuracy of the capital and operating cost estimates is +30%/-20%.

At a gold price of US$450 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$94 million. At a gold price of US$500 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$324 million. Based on 2005 exploration results, Seabridge believes that there is an excellent chance of extending the FAT deposit along strike to the north and south. Assuming the same average grade and average strip ratio as the base case, a sensitivity analysis was performed extending the mine life by an additional four years, resulting in a pre-tax net cash flow for the project at US$450 gold of US$516 million.

Seabridge notes that the Preliminary Assessment incorporates inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and advises that there can therefore be no certainty that the estimates contained in the Preliminary Assessment will be realized.

Seabridge President and CEO Rudi Fronk said that "we are encouraged by the fact that the Courageous Lake estimated cash operating cost is in line with the current average cash operating costs of the world's major gold producing companies. Our objective is to partner Courageous Lake with one of these companies for the development of this project. As Canada's largest undeveloped gold deposit with a projected annual output of more than 500,000 ounces, Courageous Lake would seem to be the type of project that major producers need. In addition, the Northwest Territories is a jurisdiction where new mines can be permitted in a reasonable time frame."


         ===============================================================

            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292   Facsimile: (416) 367-2711

Mr. Fronk noted "the Hatch Study has successfully dealt with the most important operating issues which historically faced this project including metallurgy and related processing costs. At a projected recovery rate of 90.8% and total processing costs estimated at US$8.61 per tonne of material, Courageous Lake compares favorably to other large-scale operating refractory projects."

BACKGROUND

In late 2002, Seabridge engaged Hatch Ltd., a leading independent consulting firm, to undertake a preliminary assessment for Courageous Lake. During 2003 and 2004, preliminary reports were completed on key mining and metallurgical issues relating to the project. In January 2004, Seabridge authorized Hatch to upgrade capital and operating cost estimates in its Courageous Lake scoping study to pre-feasibility levels to better define the economics of the project. The completion of the study was delayed due to 2004 exploration success achieved at Courageous Lake. In December 2004, a new block model was created for the project, incorporating the results of 2004 drilling. Seabridge opted to delay the study in order to incorporate the new block model in mine design and production scheduling.

In January, 2005 an updated National Instrument 43-101 Technical Report (NI 43-101) prepared by Resource Modeling Inc. ("RMI") of Tucson, Arizona was filed on SEDAR. At a 1.0 gram per tonne cut-off, gold resources for the project are stated as follows:

         COURAGEOUS LAKE GOLD RESOURCES AT 1.0 GRAM PER TONNE CUT-OFF
-----------------------------------------------------------------------------
        MEASURED                  INDICATED                  INFERRED
-----------------------------------------------------------------------------
Tonnes   Grade  Ounces     Tonnes   Grade  Ounces     Tonnes   Grade  Ounces
(000's)  (g/T)  (000's)    (000's)  (g/T)  (000's)    (000's)  (g/T)  (000's)
-----------------------------------------------------------------------------
 3,041    2.74    268      41,161    2.47   3,269     65,501   2.32    4,886
-----------------------------------------------------------------------------

RPA reviewed the resource model prepared by RMI as part of its development of the mining plan for the project. RPA concluded that the resource model was suitable for the purposes of the study, but noted that further work would be required, including in-fill drilling, to advance the project to a pre-feasibility or bankable feasibility level.

MINE PLANNING

Based on estimated processing and administrative costs, a 90% recovery rate and a gold price of US$400 per ounce, RPA determined that a cutoff grade of 0.83 grams of gold per tonne was appropriate. At a 0.83 gram per tonne cutoff, gold resources stated by RMI for the project are as follows:

        COURAGEOUS LAKE GOLD RESOURCES AT 0.83 GRAM PER TONNE CUT-OFF
-----------------------------------------------------------------------------
        MEASURED                  INDICATED                  INFERRED
-----------------------------------------------------------------------------
Tonnes   Grade  Ounces     Tonnes   Grade  Ounces     Tonnes   Grade  Ounces
(000's)  (g/T)  (000's)    (000's)  (g/T)  (000's)    (000's)  (g/T)  (000's)
-----------------------------------------------------------------------------
 3,378    2.55    277      47,002    2.28   3,445     77,442   2.10    5,229
-----------------------------------------------------------------------------

RPA used Whittle (Lerchs Grossman) software to determine the optimum pit shell. Incorporated in the pit optimization analysis were the pit slope criteria developed by EBA. RPA also determined that a mining dilution factor of 12% was appropriate for the base case estimate. Based on their analysis, RPA estimated the in-pit diluted resources within the ultimate pit limit as follows:

        COURAGEOUS LAKE IN-PIT MATERIAL ABOVE 0.83 GRAM PER TONNE CUT-OFF
--------------------------------------------------------------------------------
Tonnes        Grade       Total Mill Feed        Waste Tonnes       Total Tonnes
(000's)       (g/t)       (Ounces of Gold)         (000's)             (000's)
--------------------------------------------------------------------------------
77,383        2.075          5,163,000             585,513             662,895
--------------------------------------------------------------------------------

In order to assess the impact of higher mining dilution, RPA developed a sensitivity case incorporating an 18% dilution factor. Based on the results of sensitivity analysis, RPA concluded that the size and shape of the open pit and its associated economics are not very sensitive to the estimate of the mining dilution factor.

In order to maximize the early release of the highest grade, and lowest stripping ratio, RPA developed a phased mining strategy. In this approach, the highest economic value material is the focus of the initial development phase of the open pit, with progressively larger pit shells developed sequentially outward until the final phase establishes the ultimate pit limit described above. The maximum mining rate was set at 90 million tonnes per year with the mill feed rate set at 9.0 million tonnes per year.

In order to maximize productivity and minimize unit mining costs, large-scale, state of the art mining equipment has been selected for the mine operation. Haulage trucks with a 240 tonne payload capability combined with large capacity cable shovels of three pass loading per truck have been specified. Manpower requirements were estimated based on a 12 hour shift schedule working four days on and four days off with four full crews of operating and maintenance personnel providing 24 hour per day, 7 day per week operation. Over the life of mine, RPA has estimated average mining costs of US$0.84 per tonne of material mined.

METALLURGICAL PROCESS AND PLANT

Earlier studies completed by Hatch on metallurgical issues relating to the project concluded that (1) the project's gold to sulphur ratio compares favourably with other operating refractory gold mines and (2) material from the FAT deposit can produce a high-grade flotation concentrate that captures 93-94% of mill feed gold content at a relatively coarse grind. Subsequent testwork supervised by Hatch has resulted in a 90.8% overall recovery estimate for the project. Total processing costs are estimated at US$8.61 per tonne.

The annual design throughput of the processing plant designed by Hatch is 9.78 million tonnes per year with a nominal annual throughput of 9.0 million tonnes. The run-of-mine ore is processed through a primary gyratory crusher and stored in a coarse ore stockpile. From there, the ore is reclaimed by conveyor and sent to a semi autogenous grinding (SAG) mill for primary grinding. After sizing by hydrocyclones, the oversize material is sent to secondary grinding in a ball mill. The properly sized material is sent to flotation for further processing. The flotation circuit consisting of 130 cubic meter flotation cells, connected in series, is estimated to recover 93.0% of the gold in concentrate. The concentrate is then sent through a regrind and thickening plant consisting of hydrocyclones and regrind ball mills. The material is then sent to a conventional pressure oxidation plant consisting of an autoclave preheater, vertical autoclave vessels with flash vessels in parallel, slurry coolers and a cooling tower. After the slurry is cooled, it is sent for washing to reduce the acidity. The washed slurry containing the gold is then sent to a CIP neutralization circuit and the diluted acid to a CCD neutralization circuit. The gold is then recovered from solution in an electrowinning circuit.

INFRASTRUCTURE

The remote location of the Courageous Lake project requires that it generates its own power, maintains a permanent camp, provides access by air and maximizes warehousing and storage due to site access only being available by winter road and air. The required load of approximately 58,000 kW is supplied by two 25 MVA @ 13.8 kV gas turbines, supplemented by a 8 MVA @ 13.8 kV steam turbine. Gas turbines were chosen to maximize fuel efficiency due to the fuel storage requirements. An airport with a 6,500 foot runway, apron and hangar have been incorporated into the study. A ring road of approximately 5,000 meters in length with a width of 8 meters has also been included.

ENVIRONMENTAL AND PROJECT SCHEDULING

From this point forward, it is estimated that the project would take approximately six years to commence production. To be proactive in project permitting, Seabridge initiated environmental baseline data collection and community consultation in 2004 and continued the work during 2005. As a result, the time to complete the environmental and permitting process for the project is now estimated at two years. During the two year environmental process, the in-fill drilling, bulk sampling and final feasibility could be completed. Final detailed engineering and procurement would subsequently require approximately two years. The construction and commissioning period is estimated at an additional 21 months to two years.

TAILINGS MANAGEMENT

The preferred location for a tailings impoundment is east of the FAT deposit. This area is proximal to the proposed mill site and pit. A "wet tailings" scenario will require a footprint of almost two square kilometers with major engineering and construction of an impoundment to hold approximately 77.4 million tonnes of processed material. As well, a waste ore dump is located west of the proposed mill site.

PROJECT OPERATING COSTS

Average operating costs over the 8.5 year mine life are estimated as follows:

                ESTIMATED ANNUAL OPERATING COSTS IN U.S. DOLLARS

----------------------------------------------------------------------------------
                                                                           $/OUNCE
                                    ANNUAL       $/TONNE                      GOLD
                               COSTS ($'S)   CONCENTRATE   $/TONNE ORE   RECOVERED
----------------------------------------------------------------------------------
Mine                            65,038,343         84.03          7.23      119.20

Surface:
   Consumables & Reagents       29,906,893         38.66          3.32       54.81
   Other Operating Supplies      1,495,345          1.64          0.14        2.32
   Maintenance Supplies          3,687,169          4.03          0.35        5.72
   Surface Labour               13,506,070         17.46          1.50       24.75
   Cyanide Detoxification        1,171,128          1.51          0.13        2.15
   Power                        24,887,314         32.17          2.77       45.61
   Tailings                      3,599,883          4.65          0.40        6.60
                               ----------------------------------------------------
   Sub Total                    78,253,803        100.12          8.61      141.96

Waste Stockpile                    899,971          1.16          0.10        1.65
Camp                             8,809,652          9.83          0.98       16.15
Winter Road                        271,053          0.35          0.03        0.50
------------------------------------------------------------------------------------
TOTAL                          153,272,821        195.49         16.94      279.46
------------------------------------------------------------------------------------

The intended level of accuracy of the operating costs estimates stated above is +30/-20%.

PROJECT CAPITAL COSTS

The initial capital costs for the project are estimated as follows:

                 ESTIMATED INITIAL CAPITAL COSTS IN U.S. DOLLARS

--------------------------------------------------------------------------------
Item                                                             Estimated Cost
--------------------------------------------------------------------------------
Mine Direct Costs                                                   $96,513,000

Plant:
   Primary Crushing                                                   7,300,000
   Grinding                                                          80,334,000
   Flotation                                                         11,267,000
   Concentrate Regrind & Thickening                                   2,028,000
   Pressure Oxidation (POX)                                          20,176,000
   Counter Current Decantation (CCD)                                  2,303,000
   POX Gas Handling/Scrubbing                                         8,228,000
   CIP Neutralization                                                   762,000
   CCP Neutralization                                                 3,122,000
   Leach and Carbon-in-Pulp                                           3,806,000
   Carbon Stripping and Reactivation                                  4,899,000
   Gold Electrowinning & Refining                                     3,795,000
   Reagents                                                             685,000
   Lime Unloading & Storage                                           1,492,000
   Utilities & Mobile Equipment                                      11,819,000
   DCS System                                                        21,710,000
   Buildings and Containment Area                                     1,210,000
   Cyanide Destruction                                               31,009,000
   Air Separation Plant                                              21,130,000
                                                                 ---------------
   Plant Direct Cost                                                237,084,000

Environmental & Tailings Management                                  12,923,000
Effluent Treatment                                                        9,000
                                                                 ---------------
Environmental & Tailings Mgmt Direct Cost                            12,032,000

Power Generation 56 mW                                               60,326,000
Permanent Mine Camp                                                  11,278,000
Air Strip and Roads                                                  14,631,000
                                                                 ---------------
Infrastructure                                                       86,235,000

--------------------------------------------------------------------------------
TOTAL DIRECT COSTS                                                  432,764,000

Engineering & Procurement                                            30,627,000
Construction Management                                              20,418,000
Contract Administration                                               5,872,000
Freight Costs (to Yellowknife)                                        5,832,000
Freight Costs (Yellowknife to Site)                                   3,193,000
Construction Camp Cost                                                9,564,000
Camp                                                                  8,548,000
Bulk Sampling                                                           545,000
Continuous Pilot Plant                                                  714,000
First Fill (Grinding, Balls, Sag Mills)                                 700,000
Capital Spares                                                        8,655,000
Commissioning                                                         1,000,000
Vendor Representatives                                                2,500,000
Travel from Edmonton to Site                                          2,351,000
--------------------------------------------------------------------------------
TOTAL INDIRECT COSTS                                                100,519,000

TOTAL DIRECT AND INDIRECT COSTS                                     533,283,000

CONTINGENCY @ 18.1%                                                  96,463,000

TOTAL INITIAL CAPITAL COSTS                                        $629,746,000
--------------------------------------------------------------------------------

Total sustaining capital and closure costs over the life of the mine are estimated at US$48,243,000.

The intended level of accuracy of the capital costs estimates stated above is +30%/-20%.

BASE CASE AND SENSITIVITY FINANCIAL ANALYSIS

Using the input parameters described above and a gold price of US$450 per ounce, net cash flows were developed for the base case. The following sensitivity analysis was also performed:

o Gold Price; US$500, 550 and 600. The estimated breakeven gold price for the project at US$423 per ounce; therefore, any gold price below this level would generate a negative net cash flow in the base case.

o Gold Grade (g/T); 2.25, 2.50, 2.75, 3.00. From reported 2005 exploration results, Seabridge suggests that a new structural interpretation of gold distribution within the FAT deposit could result in a material increase in average grade of the deposit.

o    Capital Cost - +/- 10%

o    Operating Cost - +/- 10%

o    Mining Dilution - 18%

o Mine life extension - 4 years at average grade and strip ratio of base case. Based on reported 2005 exploration results by Seabridge Gold, there is the opportunity to extend the production life of the project through strike extensions to the north and south. This would result in a substantially lower total cost per ounce of production.

Pre-tax net cash flows for the base case and sensitivity analysis are as follows:

          COURAGEOUS LAKE CUMULATIVE PRE-TAX NET CASH FLOW PROJECTIONS

--------------------------------------------------------------------------------
                                                                  NET CASH FLOW
SCENARIO                                                            (000'S US$)
--------------------------------------------------------------------------------
BASE CASE                                                                93,892
GOLD PRICE ($US/OZ):
   500                                                                  323,614
   550                                                                  553,336
   600                                                                  783,058
ORE GRADE (G/T):
   2.25                                                                 267,501
   2.50                                                                 515,515
   2.75                                                                 763,529
   3.00                                                               1,011,543
CAPITAL COSTS
   + 10%                                                                 47,955
   - 10%                                                                139,829
OPERATING COSTS
   + 10%                                                                -38,858
   - 10%                                                                226,642
MINING DILUTION FACTOR (18%)                                             59,259
FOUR YEAR EXTENDED MINE LIFE                                            516,200
--------------------------------------------------------------------------------

PROJECT OPPORTUNITIES

Work on the Courageous Lake project is ongoing to evaluate modifications which could improve project economics. The opportunities identified are as follows:

o Tailings options - further testwork may prove out paste tailings as an option which may reduce the tailings footprint, tailings capital and operating costs.

o All-weather road - providing an all-weather road to the site would have a large positive impact on the project. Such a road is being considered by the various levels of government. There would be a significant reduction in on-site storage requirements, especially fuel oil and lime.

o Power generation sharing - providing a network to share power between the mines in the area. There are three mines in the area that potentially could share power generating facilities and costs. This approach is presently being investigated in Nevada by Newmont, Phelps Dodge and Barrick Gold.

o Mine life extensions - as demonstrated in the sensitivity analysis, the potential extension of mine life could have a positive material impact on the project's pre-tax net cash flow. The independent consultants have recommended additional exploration to follow-up on this year's results and Seabridge is currently considering an expanded 2006 program.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Gold resource estimates included herein were prepared by Resource Modeling Inc. in a NI 43-101 report under the direction of Michael Lechner and Abdullah Arik, both of whom are independent of Seabridge and are Qualified Persons as defined by NI 43-101.

The mining and geological aspects of the estimates contained in this Preliminary Assessment Study were prepared by Roscoe Postle Associates under the direction of James Hendry and Richard Routledge, both of whom are independent of Seabridge and are Qualified Persons as defined by NI 43-101. The metallurgical processing and infrastructure related aspects of the estimates were prepared by Hatch Ltd. under the direction of Holger Krutzelmann and Kevin Fraser, both of whom are independent of Seabridge and are Qualified Persons as defined by NI 43-101. The environmental, geotechnical and tailings management aspects of the estimates were prepared by EBA Engineering Consultants Ltd., under the direction of Eric Fier, who is independent of Seabridge and a Qualified Person as defined by NI 43-101.

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company's mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.


ALL RESOURCE ESTIMATES REPORTED BY THE COMPANY, WITH THE EXCEPTIONS OF THE HISTORIC ESTIMATES FOR THE GRASSY MOUNTAIN, KERR SULPHURETS AND HOG RANCH PROJECTS, WERE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER

MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                            ON BEHALF OF THE BOARD
                                            "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.